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Endowments
One Market, Steuart Tower
Suite 1800
San Francisco, California  94105
Phone (415) 421-9360

Patrick Quan
Vice President and Secretary

September 11, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Endowments
File Nos. 811-01884 and 002-34371

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on August 28, 2009 to the fund’s Post-Effective Amendment No. 61 to the Registration Statement under the Securities Act of 1933 and Amendment No. 40 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on October 1, 2009.

1.          Principal investment strategies – page 2 of the fund’s prospectus

Comment:  The fund’s investment strategy in the first paragraph of this section provides little detail about the type of investments the fund is seeking.

Response:   While the investment objective of the fund is long-term growth of principal, with income and preservation of capital as secondary objectives, the fund’s portfolio counselors have broad discretion in the investments they choose to reach these objectives.  We do note your comment and have added disclosure to clarify the stated strategies of the fund.

2.         Purchase and sale of fund shares – pages 5 and 10 of the funds’ prospectus

Comment:  This section may only contain information regarding minimum purchase requirements and how a shareholder can redeem shares.

Response:   We will revise this section to reflect only the initial purchase minimum information and information related to redemption of fund shares.

3.         Principal investment strategies – page 7 of the fund’s prospectus

Comment:  This section does not specify any limits on the maturities of securities held by the fund.  Please include if there are any.

Response:   The Bond Portfolio is a bond fund that has the ability to invest in securities with varying maturities, as long as they meet the rating requirements of the fund.  As such, the fund does not have stated limits on the maturities in which it can invest.

4.         Sales charge reductions – page 19 of the funds’ prospectus

Comment:  The prospectus states that the funds do not charge any sales charges.  Why does the prospectus contain this section?

Response:   This section is intended to disclose to shareholders of the funds that their holdings in these funds will be credited toward meeting breakpoints for sales charge reductions in other American Funds.

5.         Portfolio counselor fund holdings and other managed accounts – page 23-24 of the funds’ statement of additional information

Comment:  Footnote 4 to the table on page 24 of the statement of information states that “Personal brokerage accounts of portfolio counselors and their families are not reflected [in “other accounts” in the table].”   Consider including these types of accounts in “other accounts.”

Response:   It is our understanding that “other accounts” in this table is intended to include accounts for which a portfolio counselor manages all or a portion of such account’s assets and compensation is paid for such services.  We don’t believe that there is the same perceived possibility of conflict with personal accounts as with accounts for which the portfolio counselor is compensated.  Furthermore, we have policies and procedures with respect to investment professionals’ personal trading of securities designed to mitigate any perceived conflicts.  As such, we don’t believe that it is appropriate to disclose personal accounts of a portfolio counselor or his/her family managed by such portfolio counselor in the “other accounts” column of this table.

6.           Additional consideration – We intend to remove the “Payments to broker-dealers and other financial intermediaries” section on pages 5 and 11 of the funds’ prospectus.  After the funds filed their Registration Statement under Rule 485(a), we realized that, pursuant to Item 8 of Form N-1A, we would not need to include this language.  Neither the funds nor any of their related companies pay financial intermediaries for the sale of fund shares or related services.

Thank you for your consideration of our response to your comments.  If you have any questions please do not hesitate to contact me at (415) 393-7110 or Michael Triessl at (213) 615-4024.

Sincerely,
/s/ Patrick Quan
Patrick Quan
Vice President and Secretary